UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alcan Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

013716105

(CUSIP Number)

Ben Mathews

Rio Tinto plc

6 St James’s Square

London SW1Y 4LD

United Kingdom

Tel: 011 44 20 7930 2399

with a copy to

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

Tel: 011 44 20 7456 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 013716105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rio Tinto plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 338,285,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 338,285,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,285,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.923%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 013716105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rio Tinto Canada Holding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 338,285,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 338,285,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,285,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.923%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to 338,285,561 common shares (including the associated rights issued and outstanding under the Alcan Shareholders Rights Agreement, made as of December 14, 1989, amended on February 8, 1990 and March 5, 1990, approved by shareholders on April 26, 1990, amended and restated on March 2, 1995 and April 24, 1995, reconfirmed by shareholders on April 27, 1995, amended and restated on April 22, 1999, reconfirmed by shareholders on April 22, 2002 and amended on April 28, 2005, between Alcan and CIBC Mellon Trust Company, as rights agent)  (the “Alcan Common Shares”), of Alcan Inc., a corporation incorporated under the laws of Canada (“Alcan”), with its principal executive offices located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Rio Tinto plc, a public limited company organized under the laws of England and Wales (“Rio Tinto”), and by Rio Tinto Canada Holding Inc., a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Rio Tinto plc (the “Offeror”). Rio Tinto and the Offeror are referred to collectively as the “Reporting Persons.”

Rio Tinto is a leading international mining group headquartered in the United Kingdom, combining Rio Tinto and its group undertakings and Rio Tinto Limited and its group undertakings in a dual listed companies structure that has created a single economic enterprise. The principal executive offices of Rio Tinto are located at 6 St. James’s Square, London SW1Y 4LD, United Kingdom. The address of the registered offices of Rio Tinto is the same as the address of Rio Tinto’s principal executive offices.

The Offeror was incorporated specifically for the purpose of acquiring Alcan Common Shares and has not carried on any other business to date. The Offeror’s registered office is located at 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec H3A 1G1, Canada.

Information required to be disclosed herein with respect to the Reporting Persons, their directors and executive officers is set forth in Schedule A hereto and the information set out in Schedule A hereto is incorporated herein by this reference.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers listed in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Alcan Common Shares tendered in the Offer described in Item 4 below was approximately $34.2 billion. The Reporting Persons funded the purchase of the Alcan Common Shares through funds provided by a new credit facility agreement. Rio Tinto, the Offeror and Rio Tinto Finance plc, a subsidiary of Rio Tinto, entered into a facility agreement dated July 12, 2007, (the “Facility Agreement”) with Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Societe Generale. The Facility Agreement comprises two term facilities and two revolving facilities for a total amount of up to U.S.$40 billion. The funds made available under the Facility Agreement have been used in part to fund the purchase of the Alcan Common Shares.

All information contained in the sections entitled “Source and Amount of Funds” of the take-over bid circular (the “Circular”) dated July 24, 2007 attached as Exhibit (a)(1)(A) to the Schedule TO-T (the “Schedule TO”) filed by the Reporting Persons with the Securities and Exchange Commission on July 24, 2007 and “Source and Amount of Funds” of the notice of extension (the “Notice of Extension”), dated September 17, 2007, attached as Exhibit 99.(a)(5)(T) to the Schedule TO-T/A filed by the Reporting Persons on September 17, 2007 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Pursuant to the Support Agreement dated July 12, 2007, as amended on July 20, 2007 with effect as of July 12, 2007, between Alcan, the Offeror and Rio Tinto (the “Support Agreement”), the Offeror commenced a tender offer to purchase all of the outstanding Alcan Common Shares at a purchase price of $101 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Circular and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Circular and any amendments or supplements thereto, are referred to herein collectively as the “Offer”) on July 24, 2007.  The initial offering period expired at 6:00 p.m., Eastern Time, on October 23, 2007 (the “Initial Offering Period”), at which time the Reporting Persons accepted the approximately 298,759,912 Alcan Common Shares that had been validly tendered and not withdrawn (not including Alcan Common Shares delivered through notices of guaranteed delivery) in connection with the Offer, represented approximately 79.41% of the outstanding shares on a fully diluted basis.  The Reporting Persons commenced a subsequent offering period on October 24, 2007, which will expire at 6:00 p.m. Eastern Time on November 8, 2007, unless extended (the “Subsequent Offering Period”). From the beginning of the Subsequent Offering Period to date, the Reporting Persons have accepted approximately 39,525,649 additional Alcan Common Shares tendered in the Offer. All Alcan Common

Shares acquired pursuant to the Offer have been acquired at the offer price of $101 per share for an aggregate purchase amount of approximately $34.2 billion.

The Offeror is making the Offer in order to acquire all of the issued and outstanding Alcan Common Shares. Following the conclusion of the Offer, the Offeror will, subject to applicable law, seek to acquire, directly or indirectly, all remaining outstanding Alcan Common Shares not tendered under the Offer, if any, by way of a subsequent acquisition transaction. In order to effect a subsequent acquisition transaction, the Offeror may seek to cause a special meeting of the Alcan shareholders to be called to consider an amalgamation, plan of arrangement, capital reorganization, consolidation or other transaction as a result of which the Offeror or one of its affiliates would, directly or indirectly, acquire all of the remaining Alcan Common Shares. If the Offeror acquires over 90% of the outstanding Alcan Common Shares under the Offer, it intends to acquire the remaining outstanding shares through a compulsory acquisition pursuant to section 206 of the Canadian Business Corporations Act.

Pursuant to the Support Agreement, the Offeror is entitled to designate such number of members of the board of directors of Alcan, and any committees thereof, as is proportionate to the percentage of the outstanding Alcan Common Shares owned from time to time by the Offeror, and Alcan will cooperate fully with the Offeror, subject to all applicable laws, to enable the Offeror’s designees to be elected or appointed, including, at the request of the Offeror, using its reasonable best efforts to increase the size of the board of directors of Alcan and to secure the resignations of such directors as the Offeror may request. As of October 25, 2007, five persons designated by the Offeror became members of the board of directors of Alcan and eight incumbent directors resigned.

If permitted by applicable law, the Offeror intends to cause Alcan to cease to be a reporting issuer under Canadian securities legislation and to apply to delist the Alcan Common Shares from the Toronto Stock Exchange, the New York Stock Exchange, the SWX Swiss Exchange, the London Stock Exchange, Euronext Paris and Euronext Brussels (with respect to the international depositary receipts) and to cause the Alcan Common Shares to be deregistered under the Exchange Act as soon as practicable after the completion of the Offer.

Following the completion of the Offer, Rio Tinto intends to focus on the integration of its aluminum business operations with those of Alcan in order to maximize synergies and optimize operational effectiveness. Rio Tinto intends to retain its focus on mining and metals activities by the divestment of Alcan’s Packaging division, as jointly agreed with Alcan.

All information contained in the sections entitled “Purpose of the Offer,” “Support Agreement, “ “Relationships Between the Offeror and Alcan,” “Effect of the Offer on the Market for Alcan Common Shares: Stock Exchange Listing and Public Disclosure,” and “Acquisition of Shares Not Deposited” of the Circular is incorporated herein by reference.

Except as set forth in this statement (including any information incorporated herein by reference) and in connection with the transaction described above, neither Reporting Person has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Support Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the Support Agreement, filed as Exhibit (d)(1) to the Schedule TO and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

The information set out in response to Items 3 and 4 is incorporated herein by this reference.

(a) and (b)

Rio Tinto and the Offeror beneficially own 338,285,561 Alcan Common Shares amounting to 89.923% of the total outstanding Alcan Common Shares. They each have shared voting and dispositive power over all of these shares.

The calculation of percentage of Alcan Common Shares herein is based on information as of November 1, 2007 as provided to the Reporting Persons by the Depositary for the Offer.

Except as set forth in Item 5(a) and (b) of this statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto, beneficially owns Alcan Common Shares.

(c)       Except as set forth in Item 4 of this statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto has effected any transaction in Alcan Common Shares during the past 60 days.

(d)      Except as set forth in this statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Statement.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set out in response to Items 3, 4 and 5 is incorporated herein by this reference. All information contained in the section entitled “Background to the Offer” of the Circular is incorporated herein by reference. Except as disclosed in this statement or as set forth in or contemplated by the Support Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Alcan Common Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1

Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale, incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by the Reporting Persons on July 24, 2007.

2	Circular, dated July 24, 2007, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by the Reporting Persons on July 24, 2007.

3	Notice of Extension, dated September 17, 2007, incorporated by reference to Exhibit 99.(a)(5)(T) to the Schedule TO-T/A filed by the Reporting Persons on September 17, 2007.

4

Support Agreement, dated July 12, 2007, as amended on July 20, 2007 with effect as of July 12, 2007, between Alcan, the Offeror and Rio Tinto, incorporated by reference to Exhibit (d)(1) to the Schedule TO-T filed by the Reporting Persons on July 24, 2007.

5	Joint Filing Agreement, dated November 2, 2007, by and between Rio Tinto and the Offeror.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Guy Elliott
Guy Elliott
Finance Director

RIO TINTO CANADA HOLDING INC.

By:	/s/ Ian Ratnage
Ian Ratnage
Director

Date: November 2, 2007

Schedule A

Directors and Executive Officers of Rio Tinto and the Offeror

Directors and Executive Officers of Rio Tinto plc

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Rio Tinto. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: 6 St. James’s Square, London SW1Y 4LD, United Kingdom.

Directors

Paul Skinner (Chairman)	Citizenship:	United Kingdom
	Principal Occupation:	Chairman of Rio Tinto

Tom Albanese	Citizenship:	United States
	Principal Occupation:	Chief Executive of Rio Tinto

Guy Elliott	Citizenship:	United Kingdom
	Principal Occupation:	Chief Financial Officer and Finance Director of Rio Tinto

Ashton Calvert	Citizenship:	Australia
	Principal Occupation:	Director

Sir David Clementi	Citizenship:	United Kingdom
	Principal Occupation:	Director

Vivienne Cox	Citizenship:	United Kingdom
	Principal Occupation:	Executive Vice President of BP p.l.c. for Gas Power & Renewables and Integrated Supply & Trading.
	Address:	1 St. James’s Square, London SW1Y 4PD, UK

Sir Rod Eddington	Citizenship:	Australia
	Principal Occupation:	Director

Michael Fitzpatrick	Citizenship:	Australia
	Principal Occupation:	Director

Richard Goodmanson	Citizenship:	United States
	Principal Occupation:	Executive Vice President and Chief Operating Officer of DuPont
	Address:	1007 Market Street, Wilmington, Delaware

19898, USA

Andrew Gould	Citizenship:	United Kingdom
	Principal Occupation:	Chairman and Chief Executive Officer of Schlumberger Limited
	Address:	5599 San Filipe, 17th Floor, Houston, TX 77056, USA

Lord Kerr of Kinlochard	Citizenship:	United Kingdom
	Principal Occupation:	Director

David Mayhew	Citizenship:	United Kingdom
	Principal Occupation:	Chairman of JP Morgan Cazenove
	Address:	20 Moorgate, London EC2R 6DA, UK

Sir Richard Sykes	Citizenship:	United Kingdom
	Principal Occupation:	Rector of Imperial College, London
	Address:	Imperial College London, South Kensington Campus, London SW7 2AZ

Yves Fortier,	Citizenship:	Canada
	Principal Occupation:	Chairman and Senior Partner, Ogilvy Renault
	Address:	Suite 1100, 1981 McGill College Avenue, Montréal, Quebec H3A 3C1

Paul Tellier	Citizenship:	Canada
	Principal Occupation:	Director

Dick Evans	Citizenship:	Canada
	Principal Occupation:	Chief Executive of Rio Tinto Alcan

Executive Officers Who Are Not Directors

Preston Chiaro	Citizenship:	United States
	Principal Occupation:	Chief Executive of the Rio Tinto Energy group

Bret Clayton	Citizenship:	United States
	Principal Occupation:	Chief Executive of the Rio Tinto Copper group

Keith Johnson	Citizenship:	United Kingdom
	Principal Occupation:	Chief Executive, Group Resources

Andrew Mackenzie	Citizenship:	United Kingdom
	Principal Occupation:	Chief Executive of the Rio Tinto Diamonds and Industrial Minerals group

Grant Thorne	Citizenship:	Australia
	Principal Occupation:	Chief Executive of the Rio Tinto Technology and Innovation group

Sam Walsh	Citizenship:	Australia
	Principal Occupation:	Chief Executive of the Rio Tinto Iron Ore group

Directors and Executive Officers of Rio Tinto Canada Holding Inc.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Rio Tinto Canada Holding Inc. The business address of each person set forth on this Schedule A is: 6 St. James’s Square, London SW1Y 4LD, United Kingdom.

Ian C. Ratnage	Citizenship:	United Kingdom
	Principal Occupation:	Global Head of Treasury, Rio Tinto

Michel Jutras	Citizenship:	Canada
	Principal Occupation:	Country Representative — Rio Tinto Canada (RTC) and General Counsel and Secretary of Rio Tinto Iron & Titanium

Jocelin Paradis	Citizenship:	Canada
	Principal Occupation:	Vice-President Tax for Rio Tinto in Canada